Mail Stop 4561

May 2, 2008

Pamela J. Craig
Chief Financial Officer
Accenture LTD
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

    Re: Accenture LTD
        Form 10-K for the Fiscal Year Ended August 31, 2007
        Filed October 23, 2007
        File No. 001-16565

Dear Mrs. Craig:

      We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief